November 25, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Justin Dobbie, Legal Branch Chief

Re:	Tribune Publishing Company
Registration Statement on Form S-3
Filed November 16, 2015
File No. 333-208023

Dear Mr. Dobbie:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, I am writing this letter on behalf of Tribune Publishing Company (the “Company”) to request that the Securities and Exchange Commission (the “Commission”) declare the above-captioned registration statement effective at 4:00 p.m., November 30, 2015, or as soon as practicable thereafter.

The Company acknowledges that:

•                 should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                 the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                 the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 25, 2015

We request that we be notified of such effectiveness by a telephone call to Andrew B. Moore of Perkins Coie LLP, the Company’s counsel, at (206) 359-8649, or in his absence, Becky Marquez at (213) 237-7211, and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Julie K. Xanders

Julie K. Xanders
EVP, General Counsel

cc:	Stewart Landefeld
Andrew B. Moore
Perkins Coie LLP